EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2013	2012	2013	2012
Earnings before income taxes	$2,453	$2,452	$6,639	$6,694
Fixed charges	211	183	629	530
Total earnings available for fixed charges	$2,664	$2,635	$7,268	$7,224

Fixed Charges:
Interest expense	$178	$158	$532	$459
Interest component of rental payments	33	25	97	71
Total fixed charges	$211	$183	$629	$530
Ratio of earnings to fixed charges	12.6	14.4	11.6	13.6

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.